Exhibit 8.1

[LETTERHEAD OF BINGHAM GREENEBAUM DOLL LLP]

September 20, 2013

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Ladies and Gentlemen:

You have requested our opinion as to certain Federal income tax consequences of a proposed transaction whereby CFS Bancorp, Inc. an Indiana corporation (“CFS”), will be merged into First Merchants Corporation, an Indiana corporation (“First Merchants”).

We have based our opinion upon an examination of the Agreement of Reorganization and Merger dated as of May 13, 2013 by and between First Merchants and CFS (the “Merger Agreement”) and the Registration Statement on Form S-4 (the “Registration Statement”), as amended through the date hereof, to be filed by First Merchants in connection with the proposed merger and the representations and warranties First Merchants and CFS have supplied to us as set forth below. In rendering this opinion, we have assumed that the merger will be consummated in the manner provided for in the Merger Agreement.

I. FACTS

Immediately prior to the effective date of the merger, CFS’ authorized capital stock will consist of 85,000,000 shares of common stock, par value $0.01 per share (“CFS Common Stock”), and 15,000,000 shares of CFS preferred stock, par value $0.01 per share (“CFS Preferred Stock”). The shares of CFS Common Stock are traded on the NASDAQ Global Market. There are no issued and outstanding shares of CFS Preferred Stock.

First Merchants’ authorized capital stock consists of 50,000,000 shares of common stock, no par value per share (“First Merchants Common Stock”), and 500,000 shares of preferred stock, no par value per share. The shares of First Merchants Common Stock are traded on the NASDAQ Global Select Market.

The proposed transaction is being undertaken to strengthen the position of First Merchants and CFS and to better meet the increasing competitive challenges in the current financial services environment.

Pursuant to the terms of the Merger Agreement, CFS will be merged into First Merchants in accordance with the laws of the State of Indiana. First Merchants will acquire all of the assets of CFS and will assume all of the liabilities of CFS by operation of law. Following the consummation of the merger, the separate corporate existence of CFS will cease and First Merchants will survive the merger. In the merger, each share of CFS Common Stock will be converted into 0.65 shares of First Merchants Common Stock (the “Exchange Ratio”).

CFS has issued and outstanding options to purchase shares of CFS Common Stock (“CFS Options”). Pursuant to the terms of the Merger Agreement, each CFS Option that remains unexercised immediately prior to the merger will be converted into an option to purchase First Merchants Common Stock (a “Converted Option”). The number of shares of First Merchants Common Stock subject to a Converted Option shall be equal to the number of shares of CFS Common Stock purchasable upon exercise of a CFS Option multiplied by the Exchange Ratio and the exercise price shall be equal to the exercise price per share of CFS Common stock under a CFS Option divided by the Exchange Ratio, the quotient being rounded up to the nearest cent.

No fractional shares of First Merchants Common Stock will be issued in the merger. In lieu of issuing fractional shares, shareholders of CFS who would otherwise be entitled to a fractional share of First Merchants Common Stock shall instead be entitled to receive cash in an amount equal to the fractional share interest to which the shareholder would otherwise be entitled multiplied by the average of the daily closing price of First Merchants Common Stock as reported by Bloomberg, L.P. for the 10 days that First Merchants Common Stock trades on the NASDAQ Global Select Market preceding the second calendar day prior to the effective date of the merger.

First Merchants has made the following representations to us:

1.	The fair market value of the First Merchants Common Stock to be received by each holder of CFS Common Stock will be approximately equal to the fair market value of the CFS Common Stock surrendered in the exchange.

2.	First Merchants has no plan or intention to sell or otherwise dispose of any of the assets of CFS acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (“Code”).

3.	Following the merger, First Merchants will continue the historic business of CFS or use a significant portion of CFS’ business assets in a business.

4.	First Merchants will pay its expenses, if any, incurred in connection with the transaction.

5.	There is no intercorporate indebtedness existing between First Merchants and CFS that was issued, acquired or will be settled at a discount.

6.	First Merchants is not an investment company as defined in sections 368(a)(2)(F)(iii) and 368(a)(2)(F)(iv) of the Code.

7.	The fair market value of the assets of CFS transferred to First Merchants will equal or exceed the sum of the liabilities to be assumed by First Merchants plus the amount of liabilities, if any, to which the transferred assets will be subject.

8.	The payment of cash in lieu of fractional shares of First Merchants Common Stock is solely for the purpose of avoiding the expense and inconvenience to First Merchants of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the CFS shareholders in lieu of issuing fractional shares of First Merchants Common Stock will not exceed 1% of the total consideration that will be issued in the transaction to the CFS shareholders in exchange for their shares of CFS. The fractional share interest of each CFS shareholder will be aggregated, and no CFS shareholder will receive cash in an amount equal to or greater than the value of one full share of First Merchants Common Stock.

9.	None of the compensation to be received by any shareholder-employee of CFS will be separate consideration for, or allocable to, any of their shares of CFS stock. None of the shares of First Merchants Common Stock to be received by any shareholder-employee of CFS will be separate consideration for, or allocable to, any employment agreement and the compensation to be paid to any shareholder-employee of CFS will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

10.	There is no plan or intention for First Merchants, or any person related to First Merchants (within the meaning of Treas. Reg. § 1.368-1(e)(3)), to acquire any of the First Merchants Common Stock to be issued in the merger, either directly or through any transaction, agreement or arrangement with any other person.

CFS has made the following representations to us:

1.	The liabilities of CFS to be assumed by First Merchants and the liabilities to which the transferred assets will be subject were incurred by CFS in the ordinary course of its business.

2.	CFS and the shareholders of CFS will pay their respective expenses, if any, incurred in connection with the transaction.

3.	There is no intercorporate indebtedness existing between First Merchants and CFS that was issued, acquired or will be settled at a discount.

4.	CFS is not an investment company as defined in sections 368(a)(2)(F)(iii) and 368(a)(2)(F)(iv) of the Code.

5.	CFS is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

6.	The fair market value of the assets of CFS transferred to First Merchants will equal or exceed the sum of the liabilities to be assumed by First Merchants plus the amount of liabilities, if any, to which the transferred assets will be subject.

7.	None of the compensation to be received by any shareholder-employee of CFS will be separate consideration for, or allocable to, any of their shares of CFS stock. None of the shares of First Merchants Common Stock to be received by any shareholder-employee of CFS will be separate consideration for, or allocable to, any employment agreement and the compensation to be paid to any shareholder-employee of CFS will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

8.	No distribution has been or will be made with respect to the stock of CFS immediately preceding the proposed merger, except for regular, normal distributions.

9.	No fractional shares of CFS Common Stock or CFS Preferred Stock will be outstanding immediately prior to the merger.

II. OPINION

Section 368(a)(1)(A) of the Code defines the term “reorganization” as including “a statutory merger or consolidation.” Treas. Reg. § 1.368-2(b)(1) provides that a statutory merger or consolidation is a transaction effected pursuant to the statutes necessary to effect the merger or consolidation, so long as by operation of such statute or statutes the following events occur simultaneously: (i) all of the assets (other than assets distributed in the merger, if any) and liabilities (except to the extent such liabilities are satisfied or discharged in the transaction or are nonrecourse liabilities to which assets distributed in the merger are subject) of each party to the merger become the assets and liabilities of one of the parties to the merger (“Surviving Party”) and (ii) the party to the merger that is not the Surviving Party ceases its separate legal existence. Since the merger will be effected pursuant to the laws of the State of Indiana, the foregoing criteria will be met.

Treas. Reg. § 1.368-1(b) provides that a reorganization under the Code requires continuity of business enterprise and a continuity of interest therein on the part of the acquiring corporation. Based upon the representations contained herein, the continuity of business enterprise and continuity of interest requirements will be met.

Based upon an analysis of the relevant sections of the Code, the regulations promulgated thereunder and such other authority as is available on the date hereof, it is our opinion that the merger of CFS into First Merchants in accordance with the terms of the Merger Agreement will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code.

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Registration Statement other than those set forth above. Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the transaction or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform First Merchants of any such change or inaccuracy that may occur or come to our attention.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion should not be relied upon by anyone other than First Merchants.

Very truly yours,

/s/ Bingham Greenebaum Doll LLP